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                              July 15, 2020

       Kelly Roman
       Chief Executive Officer
       Fisher Wallace Laboratories, Inc.
       325 Rutledge Street
       Brooklyn, NY. 11211

                                                        Re: Fisher Wallace
Laboratories, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed July 1, 2020
                                                            File No. 024-11229

       Dear Mr. Roman:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2020 letter.

       Amendment 1 to Form 1-A

       Plan of Distribution, page 13

   1. We note your response to prior comment 2; however, the link you provide in the filing appears to promote a
crowdfunding offering that is different from the offering detailed in your Offering Circular.
In this regard, we note that the link provides information
                                                        concerning a best
efforts offering at $2.50/share. Please advise and revise, as appropriate.
 Kelly Roman
FirstName  LastNameKelly  Roman
Fisher Wallace Laboratories, Inc.
Comapany
July       NameFisher Wallace Laboratories, Inc.
     15, 2020
July 15,
Page  2 2020 Page 2
FirstName LastName
       You may contact Tracie Mariner at (202) 551-3744 or Jeanne Baker at
(202) 551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Joe McCann at (202) 551-6262 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences